EX-28.p.17

Policy		Last Reviewed
Name:	Code of Ethics Policy	10/31/2025
Investment Advisers Act of 1940 Section 204A
Related	Investment Advisers Act Rules 204-2(a)(12) and (13)
Regulations:	Investment Company Act Rule 17j-1
BNY Personal Securities Trading Policy I-A-045
BNY Market Abuse Policy I-A-040
BNY Compliance & Ethics Policy I-A-001
BNY Code of Conduct I-A-010
BNY Escalation, Speaking Up, Reporting and Non-Retaliation Policy I-A-011
BNY Political Contributions Policy I-A-095

Related Policies:

NIMNA Escalation, Speaking Up and Whistleblowing Policy

NIMNA Gifts and Entertainment Policy

NIMNA Political Contributions Policy

NIMNA Conflicts of Interest Policy

NIMNA Insider Trading and Securities Firewall Policy

Newton Investment Group (“Newton”) is comprised of Newton Investment Management North America, LLC (“NIMNA” or the “Firm”), Newton Investment Management Ltd. (“NIM”), and Newton Investment Management Japan Limited. (“NIMJ”). Newton entities are each a subsidiary of The Bank of New York Mellon (“BNY”) and are therefore subject to its policies and procedures which may be mentioned throughout this policy. This policy is specific to NIMNA, however where Newton is referenced within the policy it should be viewed from the global perspective, unless otherwise noted.

Newton adheres to the requirements set forth in the BNY Personal Securities Trading Policy (“PSTP”), the BNY Code of Conduct Policy and other related polices, which are designed to reinforce BNY’s and, by extension, NIMNA’s, reputation for integrity by avoiding even the appearance of impropriety.

All NIMNA employees and contracted staff (each a “Supervised Person”) are required to maintain certain business standards to allow NIMNA to meet its fiduciary obligations to its clients. This Code of Ethics policy provides you with guidance on how to uphold Newton’s business standards and references the related policies that you will need to familiarize yourself with to comply with Newton’s business standards.

Newton is committed to promoting a strong culture of compliance risk management and ethical conduct across all lines of business and legal entities, in line with the Firm’s strategy and risk appetite. All employees and contractors are expected to read both the NIMNA and BNY policies and must comply with the spirit of the policies as well as the strict letter of their provisions. Failure to comply with the policies may result in the imposition of serious sanctions including, but not limited to, disgorgement of profits, dismissal, substantial personal liability and referral to law enforcement agencies or other regulatory agencies. Employees should retain the policies in their records for future reference and any questions regarding the policies should be referred to the Compliance team.

Where decisions and actions are made on the behalf of NIMNA, personnel must adhere to the highest standards of integrity and are expected to avoid and report situations that may give rise to questions concerning ethics, including situations that could be construed to be an actual or perceived conflict of interest. You must not put your own interest ahead of the Firm or its clients and must comply with applicable legal requirements, securities laws and related Firm policies. You must not engage in activities if it would create or could reasonably be perceived to create a conflict of interest between you and our clients or the Firm. Refer to the NIMNA Conflicts of Interest Policy for further information.

To the extent any particular section of the PSTP is inconsistent with, or in particular less restrictive than the NIMNA policies or applicable laws and regulations, employees should consult the NIMNA Compliance team who may, in turn, consult the BNY Ethics Office (“Ethics Office”). The PSTP may be amended, and any provision waived or exempted can only be at the discretion of the Manager of the Ethics Office. Any such waiver or exemption will be evidenced in writing and maintained by the Ethics Office.

Personal Brokerage Accounts and Trading Activity

All Supervised Persons must adhere to the requirements set forth in the policy. A Supervised Person means any partner, officer, director (or other person occupying a similar status or performing similar functions), or employee of an investment adviser, or other person who provides investment advice on behalf of the investment adviser and is subject to the supervision and control of the investment adviser. Where a Supervised Person has direct or indirect influence or control of a personal brokerage account and/or trading activity, such accounts and related owners must also comply with this policy (collectively referred to as ‘Covered Persons’). Covered Persons generally include Supervised Persons that own personal brokerage accounts either directly or indirectly as well as accounts held by members of your family with whom you share a household. This includes your spouse, your children and any other family members in your home. Generally, you are deemed to be the indirect owner of securities if you have the opportunity to directly or indirectly share, at any time, in profits derived from transactions in such securities.

Supervised Persons must not engage in personal securities transactions that may be deemed to take an inappropriate advantage of their position in relation to NIMNA’s clients. In addition, employees who possess material non-public information (MNPI) about an issuer must not trade in that issuer’s securities for their personal gain (insider trading). Refer to the NIMNA Insider Trading and Securities Firewall Policy for further information.

Personal Brokerage Account Requirements

At the start of employment, each Supervised Person is classified as either Investment Employees (“IE”) or Access Decision Makers (“ADMs”). All employees will be classified as IE, except Portfolio Managers and Research Analysts who are classified as ADMs. All employees (IEs and ADMs) will be required to comply with the requirements set out below. ADMs will be subject to additional requirements which are also set out below.

For the purposes of this policy, the term “security” refers to any investment that represents an ownership stake or debt stake in a company or government. This includes stocks, units in funds, bonds, notes, evidence of indebtedness, certificates of participation in any profit-sharing agreement, collateral trust certificates, and certificates of deposit. It also includes security-based swaps and many types of derivatives, including puts, calls, straddles and options on any security or group of securities. It is to be assumed that all securities are covered unless there is an express exemption in the PSTP.

Responsibility of Employees to Comply with Policy During Extended Leave of Absences

Garden leave: Garden leave can be described as industry-sensitive leave while still employed by the company prior to commencing new employment with a competitor. It is expected that those Supervised Persons on Garden Leave will have access to NIMNA’s systems suspended. However, if this is not the case and the Supervised Person continues to have access to the Firm’s systems during his or her Garden Leave then the terms set forth in this policy should continue to be adhered to.

Leave of absence: In the situation that a Supervised Person is taking a leave of absence, their employment status under the policy does not change. The Supervised Person remains subject to all general prohibitions in the policy including the preclearance provision. Should the Supervised Person wish to execute a transaction, the preclearance process outlined in this Policy should be adhered to, where applicable.

Employees with Spouses or Covered Persons Employed at Newton

Employees of NIMNA, who have a relationship with someone else employed by NIMNA and/or NIM who is defined as a Covered Person under the policy, must adhere to the below when trading in their personal brokerage account:

•	Create a brokerage account within the PTA system for your spouse or Covered Person. This will enable you to correctly represent their holdings in line with the requirements under the policy.
•	In addition to preclearing your own personal trades, you must also preclear all applicable trades which you have indirect ownership of through PTA.

•	Ensure that all your personal trades are also precleared by your spouse or Covered Person on their PTA and brokerage account.

Adherence to the Policy in Practice

If employee A wishes to trade, and for example is married to employee B (both of whom work at NIMNA and/or NIMNA/NIM), the following procedure should be followed:

•	Employee A should preclear the transaction in their personal brokerage account on the PTA system
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Employee B should preclear their spouse’s transaction under their spouse’s brokerage account number within Employee B’s PTA list of accounts (when setting up the Covered Person’s account, the account needs to be separately recorded in the PTA system by the employee by including an X in front of the account number).

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Once preclearance is granted, employee A (who wishes to trade) should ensure that the trade is executed within the two-day (by close of business the day following preclearance approval) preclearance window.

•	For employee B, the transaction for the connected person is reported manually in the PTA system by the employee adding the broker confirm when it is received.
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Quarterly statements of the connected person’s account are uploaded manually by employee B each quarter to enable the Personal Securities Trading Team to review and confirm that all reportable transactions have been reported.

For further information please refer to the PSTP or contact the NIMNA Compliance team.

PTA System

The Personal Trading Assistant (“PTA”) system is a web-based third-party application administered by the Ethics Office and used throughout BNY to monitor all Covered Persons personal brokerage accounts and related activity. In addition, related attestations or certifications may be issued to Supervised Persons via the PTA system, as necessary.

Code Rap

Employees are required to use Code Rap (Code Reports and Permissions) to report or obtain approval for certain activities that are noted throughout this policy and other related Firm and BNY Policies (e.g., gifts, entertainment, Private Placement preclearance and certain outside employment or positions). Code Rap is a web-based system which you can access through the BNY intranet site.

Reporting Requirements

Each Supervised Person is required to file various reports via the PTA system, including but not limited to personal brokerage information related to Covered Persons. General reporting requirements are outlined below, however, these requirements may be subject to change from time to time or additional requirements may be applied.

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Initial Reports: Upon commencement of employment, all Supervised Persons must submit an initial brokerage account and holdings report within 10 calendar days. These reports must contain a listing of all accounts that trade, or are capable of trading securities. The holdings report must be an accurate record of accounts and securities holdings with the preceding 45 days of submitting the report.

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Quarterly Transactions Reports: all Supervised Persons must submit a report of all personal securities transaction completed by a Covered Person during the calendar quarter no later than 30 calendar days after the quarter end.

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Annual Holdings Reports: On an annual basis and within 30 calendar days after the end of the year, you must file an annual holdings report containing an accurate and current listing of securities held in all accounts that trade, or are capable of trading securities.

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Annual Accounts Report: On an annual basis and within 30 calendar days after the end of the year, you must review all of your reported accounts in PTA and make any updates, including adding and/or removing accounts where necessary.

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Ongoing Reporting: If you open a new account, or receive securities through a gift or inheritance, you must update your holdings in the PTA system within 10 calendar days of the event (i.e., account opening or date of receipt of securities). For gifts/inheritance, you must disclose the name of the person receiving or giving the gift or inheritance, date of the transaction, and name of the broker through which the transaction was effected (if applicable). A gift of securities must be one where the donor does not receive anything of monetary value in return. Preclearance is required for all reportable holdings that are being liquidated (e.g. an executor liquidating a portfolio).

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Updating Holdings: You are responsible for your securities holdings being accurate in the PTA System. This may require you to make manual adjustments for changes to your securities holdings (excluding exempt securities as defined in the PSTP Policy) that occur as a result of corporate actions, dividend reinvestments, or similar activity. These adjustments must be reported as soon as possible, but no less than annually.

Failure to complete these reporting requirements within the time periods stated by the Ethics Office, as stated above, will result in a violation being issued and the violation escalated to both NIMNA and BNY senior management.

Although the Ethics Office will request duplicate statements and confirms from Employees’ brokers, Employees are ultimately responsible for ensuring that their broker(s) send the duplicate confirms and statements to the Ethics Office. All Covered Persons are required to maintain all beneficially owned accounts with an approved broker. Any exceptions must be approved by the Ethics Office.

Brokerage Accounts

All brokerage accounts need to be added to the PTA system. These accounts must be added irrespective of whether the underlying securities are reportable. If you have a brokerage account which only transacts in non-proprietary US mutual funds (Registered Investment Companies) (i.e. non-reportable securities), this brokerage account should be added to the PTA system, but the underlying securities and your transactions within these do not require reporting (as these are exempt securities). Please remember that this requirement also applies to any Covered Persons accounts.

Non-Discretionary (Managed) Accounts

If you have non-discretionary (“Managed”) accounts by a third-party (you have an investment management, trust or similar agreement) which specifically documents in writing that you are unable to direct trades in the account, you must contact the Ethics Office to determine if the account is eligible for exclusion from the reporting requirements, providing duplicate account statements/trade confirms or preclearance requirements noted within NIMNA’s and PSTP policies. You must comply with all provisions of the Policy until the Ethics Office deems the account to be excluded in writing.

If your account is approved as Managed, you may be required to complete a certification periodically within PTA attesting that the account continues to be maintained under the account provisions the Ethics Office relied upon to provide approval. In addition, you are required to provide copies of statements to the Ethics Office when requested.

Approved Broker Policy

NIMNA Employees must maintain reportable brokerage accounts with an ‘Approved Broker’. An Approved Broker is a designated broker, selected due to the ability to provide automated electronic feeds of transactions and holdings of securities to BNY. is the current list of Approved Brokers in the US is maintained by the Ethics Office and a link is provided in the current PSTP.

All personal brokerage accounts that are held outside the US which can hold reportable securities must be transferred to approved brokers (BNY has approved brokerage arrangements in the UK and India – please consult the Compliance team for more information) or the account must be closed.

If the account cannot be closed or transferred to an approved broker, a Broker Exception Request Form should be submitted through Code Rap, an internal BNY system, with all relevant details.

Broker Confirms

For approved brokerage arrangements and where automated broker confirm feeds are established, there is no ongoing requirement to send broker confirms/statements to Compliance. Managed accounts, which are exempt from the Approved Broker requirements, are also not required to provide broker confirms.

Statements/broker confirms however may be requested if there is a gap in the information provided on the feed. Broker confirms will also still be required to be uploaded to the PTA system by Supervised Persons for accounts that are exempt from the Approved Broker requirements (other than Managed accounts).

Holding Period

Short-term trading is defined as the purchasing then selling, or selling then purchasing, the same or equivalent (derivative) security within 30 calendar days for non-affiliated securities and 60 calendar days for affiliated securities, including any securities issued by BNY and its subsidiaries.

Initial Public Offerings (IPOs)

Acquisition of securities through an allocation by the underwriter of an Initial Public Offering (IPO) is prohibited without the prior approval of the BNY Employee Compliance/Securities Trading Conduct group.

Private Placements

Acquisition of a private placement is prohibited without the prior approval of the BNY Employee Compliance/Securities Trading Conduct group, your manager and designated Compliance Officer. In order to receive approval, employees must complete and submit to the Ethics Office the Private Placement Request Form, which can be found on Code Rap. Should you participate in any subsequent consideration of credit for the issuer or of an investment in the issuer for an advised account, you are required to obtain approval through Code Rap for any additional sums invested.

A private placement is generally considered an offering of a security that is exempt from registration under various laws and rules, such as the Securities Act of 1933 in the U.S. Such offerings are exempt from registration because they do not constitute a public offering. Private placements can include limited partnerships, certain cooperative investments in real estate, co-mingled investment vehicles such as hedge funds, and investments in privately held and family-owned businesses and Volcker Covered Funds. For the purpose of this policy, time-shares and cooperative investments in real estate used as a primary or secondary residence are not considered to be private placements.

Additional Requirements

Seven-day Blackout Period (applicable to ADMs only)

ADMs are prohibited from buying or selling a security within the seven calendar days before and seven calendar days after the Firm has affected a transaction in that security. In addition to other appropriate sanctions, if ADMs effect such personal transactions during that period, these individuals may be asked to disgorge any and all profit realized from such transactions.

Blackout List (applicable to ADM and Investment Employees)

The Blackout List typically consists of securities where the firm has pending or executed transactions (other than an index fund). ADM’s and Investment Employees will generally not be given preclearance approval to execute a transaction in any security that appears on Newton’s Blackout list. However, approval for de minimis transactions may be received so long as they adhere to the following:

ADM’s and Investment Employees are eligible to receive approval for trades in the securities of any one issuer in each calendar month even if the security is on the Blackout List.

De Minimis transactions are as follows:

• ADMs:

Market Cap Category	Market Cap Value	De Minimis Amount Allowed Per Trade	30 Day Period Limit
Micro- Cap	Market value of less than $250 million	Not allowed	Not allowed
Small- Cap	Market value between $250 million and $5 billion	Not allowed	Not allowed
Mid- Cap	Market value between $5 billion and $20 billion	$10,000	$20,000

Large- Cap	Market value between $20 billion and more	$10,000	$20,000

•	Investment Employees:

Market Cap Category	Market Cap Value	De Minimis Amount Allowed Per Trade	30 Day Period Limit
Micro- Cap	Market value of less than $250 million	Not allowed	Not allowed
Small- Cap	Market value between $250 million and $5 billion	$10,000	$20,000
Mid- Cap	Market value between $5 billion and $20 billion	$25,000	$50,000
Large- Cap	Market value between $20 billion and more	$50,000	$100,000

Preclearance Process

Supervised Persons who wish to place a personal securities transaction for a reportable security, as defined in the PSTP, in a reportable brokerage account must first request and receive approval to do so by accessing the PTA and completing and submitting a Preclearance request. Supervised Persons must receive notice that the pre-clearance request was approved prior to placing a trade.

All pre-clearance trade requests submitted to the PTA system will be subject to a check against trading carried out on the firm’s order management system (both NIMNA and NIM) to ensure no conflicts of interest occur. Once approval is received the employee may instruct their broker to trade in the security. The approval to trade expires on the close of business of the following business day after approval.

Once approval is received, you can choose to place prior to the expiration of the approval however, you are not obligated to do so if you decide not to trade. In addition, you may trade up to the number of shares approved through the preclearance request. In the event you want to trade a lesser share amount, no additional preclearance approval is needed however should you want to trade an amount greater than what was approved, a new preclearance request must be placed, and approval received prior to executing the trade.

Preclearance requests may also be denied for the following types of transactions, or any other transaction prohibited in the PSTP:

Non-BNYM Securities

•	Engaging in FX derivative trading
•	Spread Betting (taking bets on securities pricing, including FX spread-betting to reflect market/currency movement activities)
•	Short Selling
•	Transacting in Options, excluding stock option grants
•	Transacting in Futures
•	Securities on NIMNA and NIM’s Restricted List

BNYM Securities

•	Short Sales
•	Short-term Trading (purchasing and selling or selling and purchasing within any 60-calendar day period.
•	Margin Transactions
•	Option Transactions
•	Securities on NIMNA and NIM’s Restricted List and any major firm event which consists of non-publicly announced events of which you have knowledge.

If the pre-clearance is rejected and the employee feels that the grounds for rejection are incorrect, they may query the trade with the BNYM Ethics Office who may over-ride the rejected request, if appropriate.

Note: Proprietary fund trades should be submitted for approval in the same way as individual securities.

Transaction Review Process

The Ethics Office compares preclearance requests to the duplicate confirms received from Employees’ brokers. The Ethics Office conducts the comparison to ensure all transactions were approved and in compliance. Any exceptions are reported to the Firm’s Compliance Officer.

Sanctions

Employees who are not in compliance with this policy may be subject to sanctions. These sanctions may include, but are not limited to, disgorgement of any profit or any other financial sanction, a warning, probation, suspension or termination of employment.

Gifts and Entertainment

Our clients, suppliers and vendors are vital to BNY’s success. That’s why it’s imperative that these relationships remain objective, fair, transparent, and free from conflicts. While business gifts and entertainment can be important to building goodwill, they can also affect the relationship if your ability to exercise sound business judgment becomes blurred. Fundamentally, interactions with existing or prospective clients, suppliers and vendors are business relationships and should be treated accordingly. Refer to the NIMNA Gifts and Entertainment Policy for further details.

Political Contributions

Certain state and local jurisdictions and federal regulators in the United States (U.S.) impose restrictions or prohibitions on personal and corporate political contribution activities. These rules are designed to combat “Pay-to-Play” practices (i.e., offering political contributions in return for government business).

This policy applies to all NIMNA employees who are legally entitled to make political contributions to political entities and political candidates in the U.S. local, state, and/or federal elections. The Firm encourages employees to keep informed of political issues and candidates and to take an active interest in political affairs. However, there are certain requirements all employees must adhere to related to political activities. In order to comply with relevant prohibitions, a Firm employee, or his or her family members may be restricted from and/or must obtain pre-approval before making, soliciting or coordinating certain political contributions. Refer to the NIMNA Political Contributions Policy for further details.

Outside Employment and Business Dealings

Certain types of outside employment or business dealings may cause a conflict of interest or the appearance of a conflict. It’s your responsibility to recognize these situations. Any activity that diminishes your ability to perform your job duties objectively benefits you at the expense of the Firm or the broader BNY, competes with any business or service provided by the Firm, or has the potential to damage our reputation will not be permitted. Certain types of outside employment or business dealings may not be accepted while employed by NIMNA, including:

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Employment with other financial institutions, with limited exceptions approved by the Ethics Office and, where applicable and consistent with our policy, our Chief Executive Officer, Chief Risk Officer, General Counsel, and Chief Compliance and Ethics Officer. Employment with clients, competitors, vendors or suppliers that you deal with in the normal course of your job duties, and

•	Any business relationship with a client, prospect, supplier, vendor or agent of the company (other than normal consumer transactions conducted through ordinary retail sources).

Certain types of outside employment and business dealings require approval before acceptance. You must seek approval via Code Rap. Depending upon your job duties or other regulatory requirements, your request may be denied or limits may be placed upon your activities. The following positions typically require approval:

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Employment involving the use of a professional license even if that license is not required for you to perform your current duties (e.g., FINRA, real estate, insurance, certified accountant, attorney),

•	Employment involving providing tax advice or tax return preparation,
•	Any type of employment in the financial services industry,
•	Employment that could compete with the company or divert business opportunities in any way,

•	Any position that is similar in nature to your present job duties and involves a “knowledge transfer” to the other organization,

•	Jobs that adversely affect the quality of your work, distract your attention from your job duties or otherwise influence your judgment when acting on behalf of the company,
•	Employment of any kind that would negatively impact the company’s financial or professional reputation, and
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Serving as an expert witness, industry arbitrator or other similar litigation support that is unrelated to the Firm and/or BNY, as these activities generally take a significant amount of time and have the potential to create conflicts of interest – (e.g., taking a position that is contrary to company policies or procedures or otherwise conflicts with the interests of our clients).

You must obtain prior approval from the Ethics Office through Code Rap if you wish to serve as a Director, Trustee, Officer, Partner or Business Owner of any for-profit business OR for certain not-for-profit (NFP) organizations if any of the following conditions exist:

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There is an existing or proposed client, business or financial relationship between the NFP organization and the Firm or BNY, including receiving charitable contributions, grants or foundation money from the Firm or BNY.

•	The NFP organization is a trade or industry organization (e.g., Financial Industry Regulatory Authority or the Chartered Financial Analyst Institute).
•	You receive any type of direct or indirect compensation (e.g., cash, securities, goods, services, tax benefit, etc.).
•	You have been asked by BNY to serve the NFP organization.
•	The organization/entity is any type of government agency or your position/role is considered to be a public official (whether elected or appointed).

Additionally, you must obtain prior approval from the BNY Ethics Office through Code Rap to serve as a member of an Investment Committee that makes or oversees decisions or recommendations with respect to investing the assets of a for-profit or a not-for profit organization. You may not serve until you have full approval from BNY as required by their Code of Conduct policy and documented in Code Rap. If you are compensated, you may be required to surrender the compensation if there is a potential conflict of interest or you’re serving the outside entity on behalf of BNY.

Even if the service does not require approval, you must notify the Firm of any anticipated negative publicity, and you must follow these guidelines while you serve:

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Never attempt to influence or take part in votes or decisions that may lead to the use of BNY or its affiliates’ products, services or other types of benefit to the company; the entity’s records must reflect that you recused yourself from such a vote or discussion.

•	You must ensure the entity conducts its affairs lawfully, ethically, and in accordance with prudent management and financial practices. If you cannot, then you must resign.
•	You cannot divulge any confidential or proprietary information.
•	If you learn of any Material Non-Public Information (MNPI) you must contact the Chief Compliance Officer, or designee, as soon as practical.

Even if your outside employment is approved or permissible, you may not solicit employees, clients, vendors or suppliers, nor may you utilize the company’s name, time, property, supplies or equipment. In addition, Annual re-approval via Code Rap is required as facts and circumstances may change, so you may not be given permission to continue with your outside business activity every year.

Reporting Violations

All BNY employees are responsible for escalating various issues to ensure appropriate action and oversight. Our corporate culture of ‘doing what’s right’ empowers all employees with the necessary knowledge and resources to identify, notify, and report issues in a timely manner. Under the NIMNA Escalation, Speaking Up and Whistleblowing Policy, all employees and contractors are required to escalate certain issues of concern promptly, and in some cases within 24 hours, to their managers and Legal or Compliance.

NIMNA and BNY prohibits any employee from retaliating against or victimizing any individual or employee who reports concerns described in this policy, cooperates in a government investigation, or otherwise engages in conduct that is protected by applicable laws. Employees should be aware that retaliation or victimization is prohibited. Employees may choose to remain anonymous, and to the extent possible, all reports are kept confidential.

All violations of this Code of Ethics policy, including breaches or violations of the related corporate policies listed above, must be reported to the Firm’s Chief Compliance Officer as soon as practical. In the event that you suspect that the

CCO, or any person involved in the escalation process, is involved in the suspected or actual violation, refer to the NIMNA Escalation, Speaking Up and Whistleblowing Policy to determine the appropriate escalation method.